AB 10/15 CD 10/9

SECI SSION

13025855

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 23 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 53286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DME Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

09 10/18/13

DME SECURITIES, LLC

Financial Statements

December 31, 2012

Table of Contents

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of DME Securities, LLC:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of DME Securities, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

Independent Auditors' Report *(continued)*

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DME Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
March 15, 2013

DME SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	95,580
Commission receivable		108,425
Prepaid expenses		1,271
	$	205,276

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	135,765
Commitments and contingencies		
Member's capital		69,511
	$	205,276

The accompanying notes are an integral part of the financial statements.

1. Business Organization

DME Securities, LLC (the "Company") is a New York Limited Liability Company. The Company's Financial Industry Regulatory Authority ("FINRA") application was granted on October 30, 2007. On that date the Company commenced operations as a broker-dealer, became a member of FINRA and registered with the Securities and Exchange Commission (the "SEC"). The Company is a full service investment banking firm as well as a New York Stock Exchange floor trading brokerage firm. The Company pays floor brokerage charges to operate as a broker-dealer. The Company derives its income through commissions for trading and related services.

2. Summary of Significant Accounting Policies

Basis of presentation - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Revenue recognition - Commission income is recorded on a trade-date basis as securities transactions occur. Expenses are recognized as they are incurred.

Allowance for doubtful accounts - Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectability. As of December 31, 2012, no allowance was deemed necessary.

Income taxes - The Company is a limited liability company; therefore, all profits and losses are reflected in the respective member's tax return. The Company is subject to New York City unincorporated business tax. However, no provision for income taxes has been recorded since the Company does not have a liability for the year ended December 31, 2012.

Uncertain tax positions - The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards ("FASB") Codification No. 740 ("ASC 740") Subtopic 05 "*Accounting for Uncertainty in Income Taxes*", on January 1, 2009. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

2. Summary of Significant Accounting Policies *(continued)*

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures - The carrying amounts of cash and accounts payable approximate fair value because of the short-term nature of these investments.

3. Clearing Broker

The Company had customers who cleared their own trades. The Company cleared some trades through Penson Financial Services ("Penson") on a fully disclosed basis. The Company maintained an income and expense account with Penson which called for minimum clearing charges. The account was closed April 30, 2012 and all deposited funds were returned and the agreement terminated.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2012, the Company had regulatory net capital of $52,856 which was $43,805 in excess of its required minimum regulatory net capital of $9,051. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 2.57 to 1.

5. Commitments and Contingencies

Litigation - Currently, there are no claims outstanding that management believes are likely to have a material adverse effect upon the financial statements of the Company.

6. Concentration of Risk

In the normal course of business the Company enters into financial transactions from which the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

One customer represented approximately 34% of total revenue earned for the year ended December 31, 2012. Two customers represented approximately 40% of the outstanding commission receivable balance as of December 31, 2012.

The Company maintains cash balances with a financial institution in a non-interest bearing account. In 2012, non-interest bearing accounts held in the United States were fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Beginning January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company believes it is not exposed to any significant credit risk for cash and has not experiences any losses in such accounts.

7. Occupancy Charges

The Company pays occupancy charges on a month-to-month basis for additional office space for which they have no obligation. This space was previously occupied by new producers of the Company when they were employed by another firm. The Company required the additional space and are paying the rent, however, since they can vacate the premises at any time they have no commitment. During the year ended December 31, 2012, the Company paid occupancy charges in the amount of $2,980.

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require